September 17, 2014

Attn: Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Media Investment Group Inc.

Amendment No. 3 to Registration Statement on Form S-1

(SEC File No. 333-193887)

Dear Mr. Dobbie:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of New Media Investment Group Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 pm, Eastern Time, on September 17, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that on September 17, 2014 the undersigned expects to effect the distribution of approximately 1,400 copies of the Preliminary Prospectus dated on September 17, 2014 (the “Preliminary Prospectus”).

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriter has confirmed that it is complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Shawn Munday
	Name:	Shawn Munday
	Title:	Managing Director

Very truly yours,

Credit Suisse Securities (USA) LLC

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Michael A. Gilbert
	Name:	Michael A. Gilbert
	Title:	Managing Director